Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

July 10, 2019 - For Immediate Release

Great Panther Reports Second Quarter 2019 Production Results

This news release constitutes a “designated news release” for the purposes of Great Panther’s prospectus supplement dated July 9, 2019 to its short form base shelf prospectus dated July 2, 2019.

GREAT PANTHER MINING LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) announces its second quarter (“Q2”) 2019 production results from its Tucano Gold Mine in Brazil, and two Mexican mining operations: the Guanajuato Mine Complex (“GMC”), which includes the San Ignacio Mine, and the Topia Mine.

Consolidated Operations Summary	Q2 2019	Q2 2018	Change	Q2 2019	Q1 2019	Change
Ore processed (tonnes)	782,568	95,169	722%	782,568	263,821	197%
Gold equivalent production (ounces) (1)	39,922	13,522	195%	39,922	14,860	169%
Gold production (ounces)	33,461	5,492	509%	33,461	8,293	303%
Silver production (ounces)	349,668	479,809	-27%	349,668	338,431	3%
Lead production (tonnes)	453	480	-6%	453	481	-6%
Zinc production (tonnes)	575	528	9%	575	662	-13%

(1) Gold equivalent ounces were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.0007950 and 1:0.0010225 for the price/ounce of gold to price/pound of lead and zinc, respectively.

“Great Panther’s significant increase in gold production in the second quarter reflects the acquisition of the Tucano Gold Mine in March of this year,” stated James Bannantine, President & CEO. “The most significant aspect of the results, however, is the marked improvement in Tucano production since commissioning of a supplemental oxygen system at the end of April. Tucano achieved production levels of 10,900 gold ounces in May and 12,000 in June, compared to 7,000 ounces in April. This marks an important optimization milestone for Tucano which has significantly higher planned gold production in the third and fourth quarters during the dry season.”

Tucano Gold Mine

The Tucano Gold Mine produced 29,899 ounces of gold in Q2 2019, an increase of 27% over the previous quarter and the same quarter in the previous year (based on results for the comparative periods as reported by the previous owner of Tucano). The increases are primarily attributable to higher grades and recoveries as a result of upgrades to Tucano’s plant which have enabled the processing of higher grade sulphide ore with increased recoveries.

Tucano Operations Summary	Q2 2019	Q2 2018(1)	Change	Q2 2019	Q1 2019(1)	Change
Total material mined (tonnes)	5,009,392	4,659,121	8%	5,009,392	4,850,075	3%
Total waste mined (tonnes)	4,474,546	4,229,751	6%	4,474,546	4,293,277	4%
Ore mined (tonnes)	523,424	415,462	26%	523,424	481,550	9%
Ore processed (tonnes milled)	718,682	887,630	-19%	718,682	747,200	-4%
Gold production (ounces)	29,899	23,604	27%	29,899	23,470	27%
Au grade (g/t)	1.41	0.95	48%	1.41	1.11	27%
Au recovery (%)	91.9%	87.0%	6%	91.9%	88.0%	4%

(1) The production data presented in the table above includes Tucano production for the full quarter in Q1 2019, and for Q2 2018 as reported by Beadell Resources Limited.

The following provides a summary of the monthly plant performance during Q2 showing the impact since the commissioning of the supplemental modular liquid oxygen supply system (“Supplemental Oxygen”) at the end of April, which enabled increased input of sulphide ore.

Tucano Operations Summary (Monthly)	April 2019	May 2019	June 2019	Q2 2019
Ore processed (tonnes milled)	254,700	204,795	259,187	718,682
Gold production (ounces)	7,020	10,899	11,980	29,899
Au grade (g/t)	0.98	1.76	1.56	1.41
Au recovery (%)	87.6%	94.1%	92.4%	91.9%

Topia Mine

Topia produced 413,467 silver equivalent ounces in Q2, a 7% increase from the same quarter last year, and a decrease of 2% compared to the record level of production achieved in the previous quarter. The sustained high production is mainly attributed to higher silver head grades.

Topia Operations Summary	Q2 2019	Q2 2018	Change	Q2 2019	Q1 2019	Change
Ore processed (tonnes)	18,410	18,155	1%	18,410	20,232	-9%
Silver equivalent production (ounces) (1)	413,467	385,953	7%	413,467	420,926	-2%
Silver production (ounces)	218,000	203,155	7%	218,000	203,579	7%
Gold production (ounces)	353	253	40%	353	380	-7%
Lead production (tonnes)	453	480	-6%	453	481	-6%
Zinc production (tonnes)	575	528	9%	575	662	-13%
Ag grade (g/t)	392	371	6%	392	336	17%
Au grade (g/t)	1.01	0.69	48%	1.01	1.09	-8%
Ag recovery (%)	93.9%	93.9%	0%	93.9%	93.3%	1%
Au recovery (%)	58.9%	63.1%	-7%	58.9%	53.4%	10%

(1) Silver equivalent ounces were calculated using an 80:1 Ag:Au ratio, and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to price/pound of lead and zinc, respectively.

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Guanajuato Mine Complex

Production from the GMC continues to be sourced entirely from the San Ignacio Mine, and comparisons to the second quarter in 2018 year reflect the operation of both the San Ignacio Mine and the Guanajuato Mine in the comparative period. During the second quarter, total metal production was 388,388 silver equivalent ounces, which represents a 9% increase compared to the previous quarter. This is mainly due to the improved gold grades from high-grade blocks outlined by ongoing delineation drilling. The exploration program initiated at Guanajuato continued through the second quarter with the objective of growing higher margin resources in order to bring the Guanajuato Mine back into production next year. (Refer to the Outlook section for the expected timing of a resource update).

GMC Operations Summary	Q2 2019	Q2 2018	Change	Q2 2019	Q1 2019	Change
Ore processed (tonnes)	45,476	77,014	-41%	45,476	49,422	-8%
Silver equivalent production (ounces) (1)	388,388	695,829	-44%	388,388	354,756	9%
Silver production (ounces)	131,668	276,654	-52%	131,668	134,852	-2%
Gold production (ounces)	3,209	5,240	-39%	3,209	2,749	17%
Ag grade (g/t)	105	127	-17%	105	102	3%
Au grade (g/t)	2.52	2.40	5%	2.52	2.07	22%
Ag recovery (%)	85.5%	87.7%	-3%	85.5%	83.3%	3%
Au recovery (%)	87.0%	88.2%	-1%	87.0%	83.7%	4%

(1) Silver equivalent ounces were calculated using an 80:1 Ag:Au ratio.

Outlook

The Company is maintaining its 2019 production, cash cost, and all-in sustaining cost “AISC” guidance. It is cautioned that cash cost and AISC are very sensitive to foreign exchange rates and metal prices through the computation of by-product credits.

Production and cash cost guidance	FY 2019 Guidance
Gold equivalent ounces (1) - Tucano (from March 5, 2019 acquisition date)	125,000 - 135,000
Gold equivalent ounces (1) - Mexico	46,500 - 50,000
Total gold equivalent ounces (1)	171,500 - 185,000
Cash cost per ounce sold (2)	$820 - $890
AISC per gold ounce sold, excluding corporate G&A expenditures (2)	$1,030 - $1,130

(1) Gold equivalent ounces were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

(2) Cash cost per gold ounce sold and AISC per gold ounce sold excluding corporate G&A expenditures are non-GAAP measures. Refer to the Non-GAAP Measures section of the Company’s most recent MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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Tucano’s production profile is significantly weighted to the second half of the year, during the dry season, which enables higher rates of mining productivity and lower strip ratios in the open pits. The quarterly production profile for the remaining quarters of the fiscal year guidance is expected to be as follows:

Tucano production guidance	Q3 2019	Q4 2019
Gold ounces	35,600 - 38,600	55,000 - 59,600

The Company’s focus in 2019 is on the continued optimization of Tucano. With the successful commissioning of the Supplemental Oxygen at the end of April, Great Panther has now begun an exploration and drilling program aimed at capitalizing on Tucano’s significant exploration potential.

At the Topia Mine, work continues on the processing plant expansion project which is expected to increase capacity by 25%. Structural engineering analysis recently determined the need for engineered rehabilitation of the foundation of the plant. As a result, the completion date for the plant expansion has been revised to the first quarter of 2020.

Exploration at the GMC is advancing at both the Guanajuato Mine and San Ignacio Mine. The Company plans to complete an updated NI 43-101 resource estimate for the GMC based on this year’s exploration program before the end of the year.

At the Coricancha Mine in Peru, the Company made a positive production decision following the completion of the Bulk Sample Program which confirmed the key operating assumptions contained in its Preliminary Economic Assessment announced in May 2018. The restart date is expected in the first half of 2020 in order to align with the Company’s other mining operations and ensure the project has the necessary planning and resources in place to optimize operations and profitability.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., acting Vice President Exploration for the Company and the Qualified Person for the Tucano Gold Mine, Guanajuato Mine Complex, the Topia Mine and the Coricancha Mine under the meaning of NI 43-101.

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ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine in Peru, which is expected to restart operations in 2020.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the Company’s production guidance and ability to meet its production guidance, expectations of cash cost and AISC, the exploration potential of Tucano and GMC, the planned increase in processing capacity of Topia, the timing for an updated resource estimate for GMC, and the timing of a production restart for the Coricancha project.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free:     1 888 355 1766

Tel:              +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

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